EXHIBIT 99.1

INTERNET GOLD ANNOUNCES RESIGNATION OF TRUSTEE FOR THE
COMPANY'S SERIES B DEBENTURE-HOLDERS

Petach-Tikva, Israel - April 11, 2011 - Internet Gold-Golden Lines Ltd. (the “Company”) (NASDAQ and TASE: IGLD) announced that Bank Leumi Le Israel Trust Company Ltd., trustee for the holders of the Company's series B debentures (the "Trustee"), notified the Company today of its resignation as trustee for such debentures.

The Trustee informed the Company that its resignation is due to being placed in a potential conflict of interest arising out of the fact that the indebtedness of the Company and companies under its control to the Bank Leumi Group exceeds 25% or more of the outstanding indebtedness under the Debentures (Series B). Such potential conflict of interest is based on the instructions of the Israel Securities Authority and Section 35e of the Securities Law, 5728-1968 (hereinafter, the "Securities Law").

According the Trust Deed with respect to the resignation of a trustee under these circumstances, an ordinary resolution of the Debenture holders is required to approve the appointment of an alternate trustee. In addition, according to Israeli Securities Law, the resignation will not come into effect until it is approved by a competent Israeli court. Accordingly, the Trustee will continue to serve as trustee until an alternate trustee is appointed.

The Company will promptly convene an extraordinary meeting of the Debenture holders in order to approve an alternate trustee.

Forward-Looking Statements
This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in Internet Gold's filings with the Securities Exchange Commission, including Internet Gold's Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.